Filed by IPC Holdings, Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended. Subject Company: Max Capital Group Ltd. (Commission File No.: 000-33047)

RISKMETRICS GROUP’S BAD MATH PRODUCES WRONG

RECOMMENDATION ON IPC HOLDINGS/MAX CAPITAL COMBINATION

IPC Says Corrected Analysis Using RiskMetrics’ Framework Clearly Shows Max Deal is

Superior to Validus’s Offer

HAMILTON, Bermuda – June 10, 2009 – IPC Holdings, Ltd. (NASDAQ: IPCR; BSX: IPCR BH) today issued the following statement addressing mistakes in RiskMetrics Group’s June 9, 2009 report regarding IPC’s proposed amalgamation with Max Capital Group Ltd (NASDAQ: MXGL; BSX: MXGL BH):

The core analysis presented on page 5 of RiskMetrics Group’s (RMG) updated recommendation is flawed and misleading due to mathematical and analytical mistakes. Once corrected, RiskMetrics’ own framework unquestionably shows that the Max deal is superior to the Validus offer. As these calculations are the analytical basis for RMG’s report, their recommendation against the Max deal is flawed and IPC urges shareholders to disregard RMG’s analysis and recommendation and instead use IPC’s corrected analysis.

Glass Lewis & Co., one of the nation’s leading proxy advisory services, has also reviewed the improved IPC/Max deal announced on June 4 as well as Validus’s revised June 8 proposal, and has reiterated its recommendation that IPC shareholders vote for all proposals related to the IPC/Max amalgamation.

Among RiskMetrics mistakes are:

RMG’s analysis does not include IPC’s book value growth

While RMG factored in book value growth for Max and Validus, it kept IPC’s book value constant for future years in its analysis and assumed no growth. This methodology is flawed and inconsistent – and ignores reality. From year-end 2005 through year-end 2008, IPC grew book value per share adjusted for dividends at a compounded annual growth rate of 16.7%, above Validus’s 13.2% growth over the same period.

RMG used Institutional Brokers’ Estimate System (I/B/E/S) equity analyst consensus estimates to project book value per share at the end of 2009 and 2010 for Max and Validus. Using the same methodology for IPC, I/B/E/S consensus projections were $35.68 and $39.45 for year-end 2009 and 2010, respectively. Once this correction alone is made, the conclusion of RMG’s analysis reverses, showing total estimated value per IPC share under the Max deal to be 0.6% higher than under the Validus deal based on 2009 estimates and 3.2% higher based on 2010 estimates.

RMG’s analysis ignores incremental returns from up to $400 million in excess capital

The combination of IPC with Max will generate up to $400 million of excess capital, a portion of which will be used to fund the special upfront cash dividends, the remainder of which can be deployed to produce additional earnings that contribute to book value growth, translating into a higher implied value per IPC share. RMG’s analysis does not reflect this important fact and should be corrected.

While the correction for book value growth is enough to demonstrate the superiority of the IPC/Max deal, further adjusting for the impact of excess capital makes the IPC/Max deal even more attractive, with total estimated value per IPC share 1.7% and 4.3% higher than the Validus proposal based on 2009 and 2010 estimates, respectively.

	2009 estimates		2010 estimates
Total estimated value per IPC share	Max	Validus	Max	Validus
Risk Metrics analysis (As published on June 9)	$27.13	$27.40	$26.25	$26.27
Difference ($)	($0.27)		($0.02)
Difference (%)	(1.0%)		(0.1%)

Corrected with IPC book value growth	$28.95	$28.77	$29.62	$28.69
Difference ($)	$0.18		$0.93
Difference (%)	0.6%		3.2%

Corrected with IPC BV growth and impact of excess capital	$29.15	$28.65	$29.80	$28.58
Difference ($)	$0.50		$1.22
Difference (%)	1.7%		4.3%

RMG’s analysis ignores the greater value, certainty and speed offered by the IPC/Max transaction

RMG mistakenly considers the Validus proposal as being an immediate alternative for consideration by shareholders to the IPC/Max transaction. In fact RMG’s report ignores the fundamental difference between the IPC/Max fully negotiated deal that is ready to close as early as June 16 after shareholder approval, and the various Validus offers which carry significant legal uncertainty. The option which Validus told the Court in Bermuda that it preferred, the scheme of arrangement, cannot be completed until mid-August, at the very earliest, even assuming that the IPC board were to proceed with Validus on a friendly basis and that there were no substantial objections to the sanction of the scheme by dissenting shareholders. When combined with the higher value delivered by the Max deal under RMG’s own analytical framework, the right conclusion is clear.

IPC shareholders can find more information about the above analysis as well as information on IPC’s annual general meeting of shareholders and the Max amalgamation at our website: www.ipcre.com. Please register at the site so that you will be apprised of any developments.

IPC’s Board of Directors urges shareholders to vote FOR all proposals associated with the Max transaction on the WHITE proxy card at the June 12 annual general meeting of shareholders.

IPC shareholders who have tendered their shares to Validus are encouraged to withdraw them. For assistance in withdrawing IPC shares tendered, shareholders should contact their broker or IPC’s information agent, Innisfree M&A at (877) 825-8621.

About IPC Holdings, Ltd.

IPC Holdings, Ltd., through its wholly-owned subsidiary IPCRe Limited, provides property catastrophe reinsurance and, to a limited extent, aviation, property-per-risk excess and other short-tail reinsurance on a worldwide basis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the definitive joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this press release should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the definitive joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this press release, except as required by law.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between IPC and Max. On May 7, 2009, IPC and Max filed with the SEC a definitive joint proxy statement/prospectus, which was first mailed to shareholders of IPC and Max on May 7, 2009. On June 4, 2009, IPC and Max filed with the SEC a supplemental joint proxy statement/prospectus, which was first mailed to shareholders of IPC and Max on June 4, 2009. This press release is not a substitute for the definitive joint proxy statement/prospectus that IPC has filed with the SEC, the supplemental joint proxy statement/prospectus or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors and executive officers are participants in the solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the definitive joint proxy statement/prospectus filed with the SEC on May 7, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form 10-K, filed with the SEC on April 1, 2009.

Contacts:

Media

The Abernathy MacGregor Group

Chuck Burgess, Mike Pascale or Allyson Morris

+1-212-371-5999

Investors

Innisfree M&A Inc.

Arthur Crozier

+1-212-750-5833

IPC HOLDINGS, LTD. Corrected RiskMetrics Analysis June 10, 2009 BERMUDA IRELAND UNITED STATES LLOYD’S

INFORMATION CONCERNING

FORWARD LOOKING STATEMENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This presentation includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the definitive joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This presentation contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this presentation should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the definitive joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this presentation, except as required by law.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This presentation relates to a proposed business combination between IPC and Max. On May 7, 2009, IPC and Max filed with the SEC a definitive joint proxy statement/prospectus, which was first mailed to shareholders of IPC and Max on May 7, 2009. On June 4, 2009, IPC and Max filed with the SEC a supplemental joint proxy statement/prospectus, which was first mailed to shareholders of IPC and Max on June 4, 2009. This presentation is not a substitute for the definitive joint proxy statement/prospectus that IPC has filed with the SEC, the supplemental joint proxy statement/prospectus or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors and executive officers are participants in the solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the definitive joint proxy statement/prospectus filed with the SEC on May 7, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form 10-K, filed with the SEC on April 1, 2009.

2

Corrected RiskMetrics Analysis – Summary

Total Estimated Value per IPC Share

	2009 estimates		2010 estimates
	Max	Validus	Max	Validus

Risk Metrics analysis (As published on June 9)	$27.13	$27.40	$26.25	$26.27

Difference	(1.0)%		(0.1)%

Corrected with IPC book value growth	$28.95	$28.77	$29.62	$28.69

Difference	0.6%		3.2%

Corrected with IPC BV growth and impact of excess capital	$29.15	$28.65	$29.80	$28.58

Difference	1.7%		4.3%

Source: RiskMetrics report dated June 9, 2009

3

Risk Metrics Analysis (As Published on June 9)

	2009 estimates		2010 estimates
(All values are in $ millions, except per share data)	Max	Validus	Max	Validus
Consensus book value per share	24.27	27.88	26.53	31.56
Add dividends	0.38	0.82	0.40	0.87
Adjusted book value per share	24.65	28.70	26.93	32.43
Shares outstanding	56.68	76.14	56.68	76.14
Estimated book value (year end)	$1,397	$2,185	$1,526	$2,469

IPC book value as of 3/31/09	$1,849	$1,849	$1,849	$1,849

Increased VR cash offer / IPC dividends	$(176.8)	$(42.4)	$(176.8)	$(42.4)
Combined book value w/o purchase accounting adjustments	$3,070	$3,992	$3,199	$4,276

Purchase accounting adjustments	$(117.4)	$0.0	$(117.4)	$0.0
Cash payments (Validus May 18 offer)	$0.0	$(169.5)	$0.0	$(169.5)
Transaction costs	$(26.2)	$(26.2)	$(26.2)	$(26.2)
Termination fee	$0.0	$(50.0)	$0.0	$(50.0)
Combined book value after purchase accounting adjustments	$2,926	$3,747	$3,055	$4,031

Fully diluted shares outstanding post merger	93.56	145.37	93.56	145.37
Pro forma adjusted book value per share (post merger)	$31.28	$25.77	$32.66	$27.73
Exchange ratio	1.0000	1.1234	1.0000	1.1234
IPC BVPS (post merger)	$31.28	$28.95	$32.66	$31.15

Consensus Fwd P/BV multiple for peers	0.79x	0.82x	0.73x	0.72x
(Diversified for Max, short-tail centric for Validus)
Estimated FY09 value per share	$24.63	$23.65	$23.75	$22.52
Add cash merger consideration / dividends	$2.50	$3.75	$2.50	$3.75
Total estimated value per IPC share	$27.13	$27.40	$26.25	$26.27
Difference	(1.0)%		(0.1)%

Source: Risk Metrics report dated June 9, 2009; share count and book value per share statistics per RiskMetrics report

4

Correct Calculations Including IPC Book Value Growth

	2009 estimates		2010 estimates
(All values are in $ millions, except per share data)	Max	Validus	Max	Validus
Consensus book value per share	24.27	27.88	26.53	31.56
Add dividends	0.38	0.82	0.40	0.87
Adjusted book value per share	24.65	28.70	26.93	32.43
Shares outstanding	56.68	76.14	56.68	76.14
Estimated book value (year end)	$1,397	$2,185	$1,526	$2,469

IPC Consensus book value per share	35.68	35.68	39.45	39.45
Add dividends	0.91	0.91	0.97	0.97
IPC Adjusted book value per share	36.59	36.59	40.42	40.42
IPC Shares outstanding	56.48	56.48	56.48	56.48
IPC book value(1)	$2,066	$2,066	$2,283	$2,283

Increased VR cash offer / IPC dividends	$(176.8)	$(42.4)	$(176.8)	$(42.4)
Combined book value w/o purchase accounting adjustments	$3,287	$4,209	$3,632	$4,710

Purchase accounting adjustments	$(117.4)	$0.0	$(117.4)	$0.0
Cash payments (Validus May 18 offer)	$0.0	$(169.5)	$0.0	$(169.5)
Transaction costs	$(26.2)	$(26.2)	$(26.2)	$(26.2)
Termination fee	$0.0	$(50.0)	$0.0	$(50.0)
Combined book value after purchase accounting adjustments	$3,143	$3,964	$3,489	$4,464

Fully diluted shares outstanding post merger	93.56	145.37	93.56	145.37
Pro forma adjusted book value per share (post merger)	$33.60	$27.27	$37.29	$30.71
Exchange ratio	1.0000	1.1234	1.0000	1.1234
IPC BVPS (post merger)	$33.60	$30.63	$37.29	$34.50

Consensus Fwd P/BV multiple for peers	0.79	0.82	0.73	0.72
(Diversified for Max, short-tail centric for Validus)
Estimated FY09 value per share	$26.45	$25.02	$27.12	$24.94
Add cash merger consideration / dividends	$2.50	$3.75	$2.50	$3.75
Total estimated value per IPC share	$28.95	$28.77	$29.62	$28.69
Difference	0.6%		3.2%

Source: Risk Metrics report dated June 9, 2009; share count and book value per share statistics per RiskMetrics report

(1) IPC book value per share adjusted to include projected book value growth, consistent with RiskMetrics’ calculations for Max and Validus book value per share

5

Correct Calculations Including IPC Book Value Growth and Impact of Excess Capital

	2009 estimates		2010 estimates
(All values are in $ millions, except per share data)	Max	Validus	Max	Validus
Consensus book value per share	24.27	27.88	26.53	31.56
Add dividends	0.38	0.82	0.40	0.87
Adjusted book value per share	24.65	28.70	26.93	32.43
Shares outstanding	56.68	76.14	56.68	76.14
Estimated book value (year end)	$1,397	$2,185	$1,526	$2,469

IPC Consensus book value per share	35.68	35.68	39.45	39.45
Add dividends	0.91	0.91	0.97	0.97
IPC Adjusted book value per share	36.59	36.59	40.42	40.42
IPC Shares outstanding	56.48	56.48	56.48	56.48
IPC book value(1)	$2,066	$2,066	$2,283	$2,283

Incremental earnings on deployment of excess capital(2)	$42	$0	$42	$0
Foregone earnings on cash paid out(3)	$(18)	$(20)	$(18)	$(20)
Increased VR cash offer / IPC dividends	$(176.8)	$(42.4)	$(176.8)	$(42.4)
Combined book value w/o purchase accounting adjustments	$3,310	$4,190	$3,656	$4,690

Purchase accounting adjustments	$(117.4)	$0.0	$(117.4)	$0.0
Cash payments (Validus May 18 offer)	$0.0	$(169.5)	$0.0	$(169.5)
Transaction costs	$(26.2)	$(26.2)	$(26.2)	$(26.2)
Termination fee	$0.0	$(50.0)	$0.0	$(50.0)
Combined book value after purchase accounting adjustments	$3,166	$3,944	$3,512	$4,444

Fully diluted shares outstanding post merger	93.56	145.37	93.56	145.37
Pro forma adjusted book value per share (post merger)	$33.84	$27.13	$37.54	$30.57
Exchange ratio	1.0000	1.1234	1.0000	1.1234
IPC BVPS (post merger)	$33.84	$30.48	$37.54	$34.34

Consensus Fwd P/BV multiple for peers	0.79	0.82	0.73	0.72
(Diversified for Max, short-tail centric for Validus)
Estimated FY09 value per share	$26.65	$24.90	$27.30	$24.83
Add cash merger consideration / dividends	$2.50	$3.75	$2.50	$3.75
Total estimated value per IPC share	$29.15	$28.65	$29.80	$28.58
Difference	1.7%		4.3%

Source: Risk Metrics report dated June 9, 2009; share count and book value per share statistics per RiskMetrics report

(1) IPC book value per share adjusted to include projected book value growth, consistent with RiskMetrics’ calculations for Max and Validus book value per share

(2) Based on 10.42% ROE for Max’s diversified peers per RiskMetrics report dated June 2, 2009; based on $400million of excess capital

(3) Based on 10.42% ROE for Max’s diversified peers and 9.23% ROE for Validus short tail peers per RiskMetrics report dated June 2, 2009

6